Exhibit 99.1

Points International Ltd. to Report Fourth Quarter and Full Year 2014 Results
On Wednesday, March 4, 2015

Toronto, Canada – February 19, 2015 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, announced today that it will report financial results for the fourth quarter and full year 2014 on Wednesday, March 4, 2015, after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, and Anthony Lam, CFO of Points International on Wednesday, March 4, 2015, at 4:30 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0784 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8560.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.points.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. ET on Wednesday, March 18, 2015 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 13599438.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400